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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)*

                         Tesoro Petroleum Corporation
    ----------------------------------------------------------------------
                               (Name of Issuer)

                  Common Stock, par value $.16-2/3 per share
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                   88160910
                        -------------------------------
                                (CUSIP Number)

           John C. Kelsh, Esq., Metropolitan Life Insurance Company
             One Madison Avenue, New York, NY 10010 (212-578-3437)
    ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 16, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         This Amendment No. 23 supplements and amends the Statement on Schedule
13D (the "Statement on Schedule 13D") filed with the Securities and Exchange Commission on February 27, 1985, as it has been amended from time to time thereafter, by Metropolitan Life Insurance Company ("Metropolitan") with respect to the shares of common stock, par value $.16-2/3 per share (the
"Common Stock"), issued by Tesoro Petroleum Corporation (the "Issuer"), a Delaware corporation. Capitalized terms used herein without a definition have the meanings ascribed to them in the Statement on Schedule 13D.

Item 4.  Purpose of Transaction.
Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         As previously disclosed, MetLife-Louisiana continues to give consideration to the disposition of all or a portion of its holdings of the Issuer's $2.20 Cumulative Convertible Preferred Stock ("Preferred Stock") and/or Common Stock, with the objective of realizing on its investment in the Issuer. MetLife-Louisiana is currently the owner of 100% of the issued and outstanding shares of the Preferred Stock (2,875,000 shares) and approximately 18% of the Common Stock (4,084,160 shares). In separate meetings on February 14, 1994 and February 15, 1994, representatives of Metropolitan met on a preliminary basis with two separate persons who expressed interest in purchasing all or a portion of MetLife-Louisiana's holdings of the Issuer's Preferred Stock and Common Stock. No agreement was reached at either of such meetings with respect to any such sale, but it is anticipated that further discussions with such persons, and perhaps with others, will take place. There can be no assurance, however, that any such further discussions or any such sale will occur.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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
                                                   METROPOLITAN LIFE INSURANCE COMPANY
                                                   and on behalf of MetLife Security
                                                   Insurance Company of Louisiana
                                                   (formerly known as Charter Security
                                                   Life Insurance Company (Louisiana))


                                                   By:/s/ John C. Kelsh
                                                      --------------------------------
                                                       John C. Kelsh
                                                       Vice President and
                                                       Investment Counsel



February 17, 1994
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